United States Securities and Exchange Commission
Office of the Chief Accountant
100 F Street NE
Washington, D.C. 20549

Re: Kranem Corp. (d/b/a Learningwire.com)

Dear Sir or Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated March 29, 2010 of Kranem Corp., d/b/a Learningwire.com (the "Company"), to be filed with the Securities and Exchange Commission, and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended December 31, 2008 and 2007 and our reviews of interim financial statements. We cannot confirm or deny that the appointment of De Joya Griffith & Company, LLC was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

/s/ Cordovado and Honeck LLP

Cordovado and Honeck LLP